Citigroup Center
153 East 53rd Street
New York, New York 10022-4611

Joshua Korff	212 446-4800	Facsimile:
To Call Writer Directly:		212 446-4900
212 446-4943	www.kirkland.com	Dir. Fax: 212 446-6460
jkorff@kirkland.com
October 9, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Jay H. Knight
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	New Clearwire Corporation
Amendment No. 1 to Form S-4
Filed September 26, 2008
File No. 333-153128

Clearwire Corporation
Preliminary Proxy Statement on Schedule 14A
Filed September 26, 2008
File No. 001-33349
Dear Mr. Knight:
          On behalf of our clients, New Clearwire Corporation, a Delaware corporation (the “Company”), and Clearwire Corporation, a Delaware corporation (“Clearwire” and, together with the Company, the “Companies”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 2 (“S-4 Amendment No. 2”) to the above-captioned Registration Statement on Form S-4 of the Company, as amended by Amendment No. 1 thereto on September 26, 2008 (the “Registration Statement”) and a complete copy of Amendment No. 2 (“Proxy Amendment No. 2” and, together with S-4 Amendment No. 2, the “Amendments No. 2”) to the above-captioned Preliminary Proxy Statement on Schedule 14A of Clearwire, as amended by Amendment No. 1 thereto on September 26, 2008 (the “Proxy Statement”). A copy of each of the Amendments No. 2 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by us for a period of five years.
          These amendments reflect certain revisions of the Registration Statement and the Proxy Statement, in response to the comment letter to Mr. Broady R. Hodder, the Company’s

New Clearwire Corporation
Clearwire Corporation
October 9, 2008

and Clearwire’s Vice President and General Counsel, dated October 6, 2008, from the staff of the Commission (the “Staff”). In addition, the Amendments No. 2 update certain of the disclosures contained in the Registration Statement and the Proxy Statement.
          The numbered paragraphs below set forth the Staff’s comments together with our responses. We have referenced the appropriate page number of the prospectus contained in S-4 Amendment No. 2 in our responses contained herein. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.
Registration Statement on Form S-4 filed by New Clearwire Corporation
Prospectus Cover Page/Letter to Shareholders
1.	Staff’s comment: Please revise your combined prospectus cover page/letter to shareholders so that it is limited to one page, as required by Item 501(b) of Regulation S-K.
Response: In response to the Staff’s comment, the Companies have revised the Registration Statement and the Proxy Statement to limit the prospectus cover page/letter to shareholders to one page, as required by Item 501(b) of Regulation S-K.
Clearwire Management’s Discussion and Analysis, page 203
Recent Developments and Overview, page 203
2.	Staff’s comment: We note your revised disclosure in response to comment 26 in our letter dated September 19, 2008, and we re-issue our comment in part. In this regard, please expand your discussion to state whether you expect one or more of these agreements to have a material impact on your revenues or costs, respectively, during the next 12 months, and if so, how.
Response: In response to the Staff’s comment, the Companies have revised the Registration Statement and the Proxy Statement beginning at page 204, to further discuss the material impact of the referenced agreements on the future results of operations, financial condition and liquidity of the Company, including the impact on the Company’s revenues and costs during the next 12 months.
Management’s Discussion and Analysis of Financial Condition, page 228
Recent Developments and Overview, page 228
3.	Staff’s comment: According to recent articles, Sprint launched its WiMAX service in Baltimore, Maryland in late September 2008. Please update your disclosure in the first paragraph of this section to disclose this launch, and whether or not the company considers it successful.
Response: In response to the Staff’s comment, the Registration Statement and the Proxy Statement at page 229 have been revised to make reference to

New Clearwire Corporation
Clearwire Corporation
October 9, 2008

the successful launch in Baltimore, Maryland on September 29, 2008. Insufficient time has passed since the launch for the WiMAX Business to make an assessment as to whether the WiMAX services will achieve market acceptance.
Executive Officers and Executive Compensation, page 241
Elements of Clearwire’s Compensation, page 245
4.	Staff’s comment: We note that your revised disclosure in response to comment 34 in our letter dated September 19, 2008 includes a table on page 246 that quantifies each performance goal for each quarter during fiscal year 2007. So that investors can compare these goals to the actual results, please revise this table to add new columns that disclose the actual results for each of the performance metrics listed.
Response: In response to the Staff’s comment, the Companies have revised the referenced table of the Registration Statement and the Proxy Statement at page 247, to disclose the actual results for each of the performance metrics listed.
18. Quarterly Financial Information (unaudited), page CF-45
5.	Staff’s comment: We note your response to comment 42 in our letter dated September 19, 2008. However, we believe that significant fluctuations in quarterly results should be discussed in the footnote regarding quarterly financial information. Please provide this disclosure in your next amendment and in future filings. Refer to Item 302(a)(3) of Regulation S-K.
Response: In response to the Staff’s comment, the Companies have revised the referenced section of the Registration Statement and the Proxy Statement at page CF-45, to disclose the significant fluctuations in quarterly results in the footnote regarding quarterly financial information in accordance with Item 302(a)(3) of Regulation S-K. The Companies confirm that they will disclose this information in future periodic filings.
Note 6. Related Party and Other Transactions, page WF-28
6.	Staff’s comment: We note your response to comment 47 in our letter dated September 19, 2008. As stated in your response, please revise to disclose that the transactions were generally accounted for at fair value and any gains or losses were recognized by Sprint. Also, disclose the transactions that were not accounted for at fair value and the basis for the accounting. Furthermore, please disclose the amount of gain or loss that was recognized.
Response: In response to the Staff’s comment, the referenced sections of the Registration Statement and the Proxy Statement have been revised at pages WF-17 and WF-28, to disclose that Sprint’s policy is to record the difference between the fair value of the items received in the transactions and the book value of the items given up in the transactions as either a gain or loss in its statement of operations, and to contribute the items received at fair value to the WiMAX Operations upon consummation of the transactions. The resulting gain related to the

New Clearwire Corporation
Clearwire Corporation
October 9, 2008

FCC licenses and rights to use spectrum received in the transactions was approximately $12 million.
Exhibits
7.	Staff’s comment: Please be advised that you must file executed copies of the legal and tax opinions prior to the effectiveness of the registration statement.
Response: In response to the Staff’s comment, the Company has filed executed copies of the legal and tax opinions related to the Transactions as Exhibits 5.1 and 8.1, respectively, to S-4 Amendment No. 2.
Preliminary Proxy Statement on Schedule 14A filed by Clearwire Corporation
8.	Staff’s comment: Comply with the above comments, as applicable.
Response: In response to the Staff’s comment, the Companies advise the Staff that, except for Response 7, which applies only to the Company, Clearwire’s response with respect to the Proxy Statement is included in each of the above responses.
          In addition, each of the Companies hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We hope that the foregoing has been responsive to the Staff’s comments.
          If you have any questions related to this letter, please contact me at (212) 446-4943 or Christopher Kitchen of this office at (212) 446-4988.

Sincerely,

/s/ Joshua N. Korff

Joshua N. Korff

cc:	Broady R. Hodder, Esq. Clearwire Corporation Leonard J. Kennedy, Esq. Sprint Nextel Corporation

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